Schedule A
Page 1

BLV 12g #82-4520


03029713

Blackstone Ventures Inc.

Financial Statements

Three Months Ended June 30, 2003

(Unaudited – prepared by management)

FORM 51 – 901F

Quarterly Report

Incorporated as part of Schedule A, B & C

ISSUER DETAILS:

Name of Issuer – Blackstone Ventures Inc.
Issuer Address - #501 – 675 West Hastings Street, Vancouver, BC V6B 1N2
Contact Person – Donald A. McInnes
Contact's Position – President
Contact Telephone Number – (604) 687-3929
Contact Fax Number – (604) 682-3727
Contact Email – donald@keltic.com
Contact web page – www.blv.ca
For Quarter Ended – June 30, 2003
Date of Report – August 10, 2003

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Name of Director Donald A. McInnes
Sign (Typed) "Donald A. McInnes"
Date Signed August 10, 2003

Name of Director Brian Butterworth
Sign (Typed) "Brian Butterworth"
Date Signed August 10, 2003

Schedule A
Page 2

BLACKSTONE VENTURES INC.

Balance Sheet

June 30, 2003
(Unaudited - prepared by management)

	June 30 2003	March 31 2002
ASSETS		
Current		
Cash	$ 231	$ 733
Accounts receivable	3,168	315
Prepaid expenses	650	650
	4,049	1,698
Investment in Monster Copper Resources Inc	314,234	314,234
Capital Assets, net of accumulated amortization of $ 8,992 (2002-$ 8,818)	475	550
Mineral Properties (Note 3)	268,376	260,240
	$ 587,134	$ 576,722
LIABILITIES		
Current		
Accounts payable	$ 56,995	$ 48,960
Payable to related parties (Note 5)	193,250	153,525
	250,245	202,485
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	4,801,885	4,801,885
Deficit	(4,464,996)	(4,427,648)
	336,889	374,237
	$ 587,134	$ 576,722

APPROVED BY THE BOARD

"Donald A. McInnes" Director

"Brian Butterworth" Director

BLACKSTONE VENTURES INC.

Statement of Loss & Deficit
Three Months Ended June 30, 2003
(Unaudited - prepared by management)

	2003	2002
Expenses		
Amortization	$ 75	$ 100
Interest and bank charges	51	98
Legal and audit	1,427	349
Management fees (Note 5)	14,619	10,941
Office services	9,604	8,051
Rent	3,492	4,421
Transfer agent and shareholder communications	4,796	4,152
Telephone	1,184	834
Travel and promotion	2,100	2,012
Net loss for period	37,348	30,958
Deficit, Beginning of Period	4,427,648	3,701,472
Deficit, End of Period	$ 4,464,996	$ 3,732,430
Loss Per Share	$ 0.003	$ 0.003

BLACKSTONE VENTURES INC.

Statement of Cash Flows
Three Months Ended June 30, 2003

(Unaudited - prepared by management)

	2003	2002
Cash Flows From Operating Activities		
Cash paid to suppliers	(502)	(592)
Decrease in Cash	(502)	(592)
Cash, Beginning of Period	733	1,053
Cash, End of Period	$ 231	$ 461

BLACKSTONE VENTURES INC.

Statement of Mineral Property Expenditures

Three Months Ended June 30, 2003
(Unaudited - prepared by management)

	Balance March 31, 2003	Acquisition Costs	Exploration Costs	Balance June 30, 2003
Quebec				
Premier	$ 3,718	$ --	$ --	$ 3,718
Nunavut				
Spider	256,522	--	--	256,522
Other	--	-	8,136	8,136
	$ 260,240	$ --	$ 8,136	$ 268,376

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2003
(Unaudited - prepared by management)

1. OPERATIONS

The company was incorporated on June 6, 1985. It conducted oil and gas operations from incorporation to 1991, was inactive from 1992 to 1994 and commenced mineral property explorations in 1995. In 2001 the company consolidated its shares on a 2.5 to 1 basis and changed its name to Blackstone Ventures Inc. The company's common shares are listed for trading on the TSX Venture Exchange under the symbol BLV

The company incorporated a wholly owned subsidiary company in Alaska, U.S.A., Blackstone Alaska, Inc., in 1998. Blackstone Alaska, Inc. is currently inactive.

These financial statement have been prepared on the basis that the company is a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. However, the company has had losses throughout the period of its operation and had a working capital deficiency at June 30, 2003 of $246,196. The ability of the company to continue as a going concern is therefore dependent on obtaining additional financing through the issue of treasury shares and from loans and on meeting the requirements, from time to time, of any lenders. These financial statements do not include the adjustments that would be necessary if the going concern assumption was not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of the mineral properties which the company can earn through payments, incurring exploration expenditures and combinations thereof. The company's ownership and rights to property ownership are described in Note 3.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2003
(Unaudited - prepared by management)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The company accounts for its mineral property interests whereby costs relative to the acquisition of, exploration for and development of these interests are capitalized by property. All sales and option proceeds received are first credited against the costs of the related interest, with any excess credited to earnings. No gains or losses are recognized on the partial sale or disposition of interests except in circumstances which result in significant dispositions of reserves. Once commercial production has commenced, these net costs are charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties and interests are charged to earnings.

Capital Assets

Capital assets are recorded at cost. Amortization is recorded using the declining balance method at an annual rate of 30%.

Share-based Compensation

The company issues options to purchase shares under the terms described in Note 3. No compensations expense is recognized when options to purchase shares are issued to employees or directors. Where options to purchase shares are issued to non-employees in return for goods or services, the fair value of the options issued are recognized as an expense in the period in which the goods or services are received or expected to be received. The consideration received on the exercise of share options is credited to share capital.

Loss Per Share

Loss per share is calculated on the weighted average number of common shares of the company that were outstanding in each reporting period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2003
(Unaudited - prepared by management)

3. MINERAL PROPERTY INTERESTS

QUEBEC

Premier

The company has staked a 38,600 acre mineral property in the Otish Mountain region of Central Quebec. As consideration for certain proprietary data on the property, the company has provided BHP Billiton Diamonds Inc. with the right to repurchase a 51% interest in the property by spending $4,000,000 on exploration over a four year period. The repurchase right will be granted once the company has incurred exploration expenditures of $1,000,000 and drilled five diamond holes during the next four years. BHP Billiton can earn an additional 9% interest by spending an additional $6,000,000 in exploration costs.

In 2002, the company granted Northern Empire Minerals Ltd. (NEM) an option to acquire a 75% interest, subject to the repurchase right granted to BHP Billiton Diamonds Inc., in the Premier property by paying staking costs, incurring exploration expenditures of $1,000,000 over a four year period and funding the drilling of the first five diamond holes.

NUNAVUT

Spider

In 2002, the company entered into an option agreement with Hunter Exploration Group to earn an 80% interest in four Spider properties covering approximately 205,000 acres in the Coronation Gulf area, Nunavut for the following consideration:

- reimbursement of staking costs of $1.10 per acre (paid)
- minimum exploration expenditures of $1,680,000
- issue 170,000 common shares upon regulatory approval of the agreement (issued) and an additional 170,000 common shares on each of April 11, 2003 (issued), 2004 and 2005.
- advance royalty payments of $42,500 beginning on December 31,

The company may earn a further 10% interest by incurring additional exploration expenditures of $3,400,000 prior to December 31, 2009. The optionor will retain a 2% net smelter royalty and 2% gross overriding royalty on the property. The company may purchase 1% of each royalty at any time for 1,000,000.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2003
(Unaudited - prepared by management)

4. SHARE CAPITAL

Authorized 100,000,000 common shares without par value

Issued and fully paid:	**Number of Shares**	**Amount**
Balance, March 31, 2001	12,995,448	4,019,985
Share consolidation 2.5 to 1	(7,797,268)	--
Conversion of Special Warrants	2,800,000	280,000
Issued for mineral properties	430,000	43,000
Issued for cash	1,800,000	180,000
Balance, March 31, 2002	10,228,180	4,522,985
Issued for mineral properties	170,000	28,900
Issued for cash	2,500,000	250,000
Balance, March 31, 2003	12,898,180	$ 4,801,885

The following options and warrants to purchase shares of the company were outstanding as of the date of these financial statements:

Description	**Number of Shares**	**Issue Price Per Share**	**Expiry Date**
Directors' and employee's options	264,000	$0.10	July 15, 2004
Directors' and employee's options	535,000	$0.10	November 30, 2006
Directors' and employee's options	450,000	$0.10	March 18, 2008
Share purchase warrants	2,500,000	$0.12	Aug 1, 2003
Share purchase warrants	750,000	$0.10	December 13, 2003
Share purchase warrants	2,500,000	$0.12/$0.15	July 4, 2003/July 4, 2004

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2003
(Unaudited - prepared by management)

5. RELATED PARTY TRANSACTIONS

Management fees of $14,619 (2002 - $10,941) were paid for services rendered during the year to a company owned by the president of the company.

The amount payable to related parties at June 30, 2003 of $193,250 includes a twelve month loan of $50,000 made on February 20, 2003 pursuant to an unsecured convertible debenture facility. The debenture provides for monthly interest at 2% above the one month LIBOR rate, which may be paid in cash or shares at the option of the company. The loan may be repaid by the company at any time, and may be converted by the holder into common shares at any time at the price for the shares quoted on the TSX Venture Exchange. The company will also pay the holder bonus shares equal to $5,000 on the repayment or conversion of the debenture.

6. INCOME TAXES

As at March 31, 2003 the company had approximately $1,851,500 in losses available for application against future year's taxable incomes. If unused, these losses will expire in 2004 ($266,411), 2005 ($466,342), 2006 ($334,187), 2007 ($185,037), 2008 ($296,620), 2009 ($185,002) and 2010 (117,901).

The company also has other deductions as at March 31, 2003 available for Canadian income tax purposes of $1,689,400 which have no expiry date. The future benefits, which may arise from these deductions, have not been recorded in these financial statements.

7. FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, accounts payable, approximate their fair values in Canadian funds as of the date of these financial statements.

7. ENVIRONMENTAL

The company's exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2003
(Unaudited - prepared by management)

8. SUBSEQUENT EVENTS

NORWAY

The company has signed a Letter of Intent with Sulfidmalm A/S, a wholly owned subsidiary of Falconbridge Ltd., to explore two, large, nickel-copper-cobalt projects in Norway. These projects mark the beginning of Blackstone's new business plan, which will concentrate on outstanding nickel opportunities.

The two projects, Espedalen and Vakkerlien, are situated within the Norwegian Caledonides in a terrane that is similar in age and rock types to the terrane that hosts the Voisey's Bay deposits in Newfoundland. Both of the Norwegian projects are proximal to paved roads, railways and electrical transmission lines, and are approximately 100 km from an ocean port.

Under the terms of the Letter of Intent, Blackstone has the right to earn a 60% interest, subject to certain 'back-in' provisions, in each project for exploration expenditures of C$2.25 million over a four-year period. Upon vesting, Suldfidmalm A/S has a 90 day period to elect to form a joint venture or to exercise the back-in clause whereby theymay earn an additional 20% for expenditures that are 2.2 times those incurred by Blackstone. An additional 10% interest in either project can be obtained by the completion of a Feasibility Study with a further 5% interest available by providing loan guarantees for production financing. Sulfidmalm A/S will operate and will participate in Blackstone financings, initially at the 25% level but reducing 5% per annum, of annual Norwegian project expenditures. Sulfidmalm A/S retains a first right of refusal on all concentrate sales.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2003
(Unaudited - prepared by management)

9. SUBSEQUENT EVENTS (continued)

NUNAVIT

The company has amended the terms of its option on the James River property with the Hunter Exploration. Two of the claims, consisting of 2,100 hectares, of the James River property have been optioned to Wolfden who are exploring the area for additional VMS deposits along the High Lake trend.

Under the revised terms Blackstone can earn a 90% interest in the property, subject to a 2% NSR, by expending $1 million on exploration by December 31, 2005 and issuing 450,000 common shares. Hunter will retain a 10% participating interest in the property but will not be required to fund its share of expenditures until a total of $10 million has been expended on the property. Advance net smelter return royalty payments are $10,000 until 2004 and $25,000 per annum thereafter. All other terms of the option remain unchanged.

All underlying cash payments and work commitments on the James River property are being made by Wolfden who have optioned 2 claims, totaling 2,100 hectares, of the James River property. Wolfden may acquire a 70% interest in the 2 claims by reimbursing staking costs, spending $2,000,000 in exploration on the Property over a four year period and making a one-time cash payment of $50,000 upon completion of the earn-in.

Schedule B
Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Three Months Ended June 30, 2003
(Unaudited - prepared by management)

1. **EXPLORATION COSTS**

Exploration expenditures during the three months ended June 30, 2003:

Professional fees	$ 8,136

3(a) **NO SECURITIES ISSUED DURING THREE MONTHS ENDED JUNE 30, 2003.**

3(b) **NO STOCK OPTIONS WERE ISSUED DURING THE THREE MONTHS ENDED JUNE 30 , 2003.**

5. **DIRECTORS**

Donald A McInnes, Director and President
John Greig, Director and Chairman
Brian Butterworth, Director and Vice President, Exploration
R Stuart Angus, Director
Kelvin Dushnisky, Director
Rupert A Legge, Director

Schedule C
Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Three Months Ended June 30, 2003
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

The Company is a mining exploration and development company and currently has no producing properties nor operating income and cash flows.

The Company's policy is to capitalize all net costs related to acquisition and exploration of its mineral properties. The Company evaluates each property on the completion of an exploration program on that property and determines whether or not it will continue to hold and possibly further explore the property, sell the property or abandon the property. The net capital costs of a property are charged to earnings on the sale or abandonment of the property.

OPERATING RESULTS

June 30, 2003 and 2002

The Company had net losses of $37,348 and $30,958 and a net loss per share of $0.003 and $0.003, respectively, during the three month period ending June 30, 2003 and 2002.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2003, the Company had a working capital deficiency, described as current liabilities in excess of current assets, of $247,196 compared to a working capital deficiency of $377,036 during the same period of 2002

Schedule C
Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Three Months Ended June 30, 2003
(Unaudited - prepared by management)

SUBSEQUENT EVENTS

NORWAY

The company has signed a Letter of Intent with Sulfidmalm A/S, a wholly owned subsidiary of Falconbridge Ltd., to explore two, large, nickel-copper-cobalt projects in Norway. These projects mark the beginning of Blackstone's new business plan, which will concentrate on outstanding nickel opportunities.

The two projects, Espedalen and Vakkerlien, are situated within the Norwegian Caledonides in a terrane that is similar in age and rock types to the terrane that hosts the Voisey's Bay deposits in Newfoundland. Both of the Norwegian projects are proximal to paved roads, railways and electrical transmission lines, and are approximately 100 km from an ocean port.

Under the terms of the Letter of Intent, Blackstone has the right to earn a 60% interest, subject to certain 'back-in' provisions, in each project for exploration expenditures of C$2.25 million over a four-year period. Upon vesting, Suldfidmalm A/S has a 90 day period to elect to form a joint venture or to exercise the back-in clause whereby theymay earn an additional 20% for expenditures that are 2.2 times those incurred by Blackstone. An additional 10% interest in either project can be obtained by the completion of a Feasibility Study with a further 5% interest available by providing loan guarantees for production financing. Sulfidmalm A/S will operate and will participate in Blackstone financings, initially at the 25% level but reducing 5% per annum, of annual Norwegian project expenditures. Sulfidmalm A/S retains a first right of refusal on all concentrate sales.

NUNAVIT

The company has amended the terms of its option on the James River property with the Hunter Exploration. Two of the claims, consisting of 2,100 hectares, of the James River property have been optioned to Wolfden who are exploring the area for additional VMS deposits along the High Lake trend.

Under the revised terms Blackstone can earn a 90% interest in the property, subject to a 2% NSR, by expending $1 million on exploration by December 31, 2005 and issuing 450,000 common shares. Hunter will retain a 10% participating interest in the property but will not be required to fund its share of expenditures until a total of $10 million has been expended on the property. Advance net smelter return royalty payments are $10,000 until 2004 and $25,000 per annum thereafter. All other terms of the option remain unchanged.

All underlying cash payments and work commitments on the James River property are being made by Wolfden who have optioned 2 claims, totaling 2,100 hectares, of the James River property. Wolfden may acquire a 70% interest in the 2 claims by reimbursing staking costs, spending $2,000,000 in exploration on the Property over a four year period and making a one-time cash payment of $50,000 upon completion of the earn-in.

Schedule C

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Three Months Ended June 30, 2003

Letter to Shareholders

I am pleased to report that during the last few months Blackstone has implemented a new business plan, completed a financing and has joint venture partners actively exploring properties in Nunavut and Quebec. Blackstone has recently acquired 2 properties in Norway through an option agreement with Falconbridge and is moving forward with a business plan to become a premier nickel explorer. Additionally, Blackstone recently farmed out a portion of the James River property to Wolfden Resources and has been informed by Northern Empire that work will continue on the Premier diamond property in Quebec. With exposure to nickel, base metals, and diamonds, Blackstone is poised for success as resource markets continue to improve.

Espedalen and Vakkerlien Properties

In mid-July Blackstone Ventures Inc. announced that it had signed a Letter of Intent with Sulfidmalm A/S, a wholly owned subsidiary of Falconbridge Ltd., to explore two, large, nickel-copper-cobalt projects in Norway. The two projects, Espedalen and Vakkerlien, are situated within the Norwegian Caledonides in a terrane that is similar in age and rock types to the terrane that hosts the Voisey's Bay deposits in Newfoundland. Both of the Norwegian projects are proximal to paved roads, railways and electrical transmission lines, and are approximately 100 km from an ocean port.

James River Property

Blackstone recently entered into an option agreement with Wolfden Resources Inc. whereby Wolfden could acquire a 70% interest in two mining claims that make up part of the James River Property. The James River Property is located immediately south the High Lake Property in Nunavut, Canada. Under the terms of the agreement, Wolfden has paid Blackstone $6,456.25 cash on signing, will make future cash payments owing to the underlying vendors of the Property, perform $2,000,000 in exploration on the Property over a four year period and make a one-time cash payment of $50,000 to Blackstone upon completion of the earn-in. The Property is subject to a 2.0% Net Smelter Return Royalty, half of which can be purchased at any time for $1 Million. Wolfden has notified Blackstone that ground geophysical surveys on the Property are underway, and drilling is expected to be carried out during the current program.

Premier Property

The Company is pleased to report that Northern Empire carried out a till sampling exploration program on Blackstone's Premier property in the Otish Mountain Region, Quebec. Under the terms of an option agreement between Blackstone Ventures Inc. and Northern Empire, Empire can acquire a 75% interest in the Premier property from Blackstone by covering the staking costs, incurring exploration expenditures of $1 million over a four year period including funding the cost of drilling the first five exploration holes. BHP Billiton will retain a one-time opportunity to earn a 51% interest in the property by spending $4 million on exploration in a four-year period. BHP Billiton can earn a further 9% interest in the property by spending a further $6 million. Both Blackstone and Empire will, upon any back-in by BHP Billiton, dilute their respective interests proportionately.

Letter to Shareholders (continued)

10% Interest in Monster Copper Corporation

Blackstone is the largest shareholder of Monster Copper Corporation. Monster has recently completed an airborne geophysical survey in Labrador; fieldwork in Nova Scotia and Orezone Resources recently abandoned a drilling program on the Monster Property. Monster Copper is an exploration company focused on exploring for iron oxide copper deposits.

Financing

Warrants were recently exercised that netted the Blackstone treasury $276,000. The Company now has 14 million shares outstanding. Future exploration funds will need to be raised to fulfill our first year work commitment in Norway but funds received to date will certainly cover phase one exploration costs and near term overhead costs.

The Board of Directors of Blackstone has continued to seek out new opportunities for the company. Thank you for your patience while your Board secures a new focus and in the meantime I invite you to follow the success of Monster Copper in the months to come.

On behalf of the Board of Directors:

"Donald McInnes"

Donald McInnes

August 7th, 2003